Exhibit 99.1

Triple Flag Publishes 2022 Sustainability Report

TORONTO--(BUSINESS WIRE)--July 5, 2023--Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) today announced the publication of its 2022 Sustainability Report, showcasing the Company’s sustainability approach, governance, and performance.

The Report is available to view under the ESG section of the Company's website at www.tripleflagpm.com.

Shaun Usmar, Chief Executive Officer of Triple Flag, said:

“2022 was a year of great growth and transformation for Triple Flag, with the announcement of the acquisition of Maverix Metals, listing on the New York Stock Exchange and achieving an annual sales record for the sixth consecutive year. Our progress and performance on our sustainability agenda mirrored our corporate achievements. Our inaugural Sustainalytics rating recognized us as a sustainability leader in our industry. We continue to focus our efforts on catalyzing action with our mining partners to collaborate on sustainability. I am immensely proud of our progress to date and want to thank our team and partners for all their valuable contributions.”

2022 Highlights

  Maintaining carbon neutrality for the sixth year in a row and becoming certified carbon neutral by Climate Impact Partners.
  Receiving its inaugural Sustainalytics rating, achieving 4th of 114 companies rated across the precious metals industry and 2nd in our sub-industry category, resulting in two supplemental Top Badges for both Region and Industry.
  Being recognized for its work on building a great workplace culture by being included in a ‘Great Place to Work in Canada.
  Joining the World Gold Council to encourage responsible development across the supply chain.
  Partnering with Steppe Gold and Brock University to pilot a Mining and ESG Professional Development Programme to enhance knowledge on international best practice and environmental management.
  Investing over $600,000 in specific initiatives to support underrepresented communities near our producing assets.
  Becoming a signatory of the UN’s Women’s Empowerment Principles and the United Nations Global Compact Target Gender Equality Initiative and underlining its commitment to gender equality and women’s empowerment.
  Achieving a sixth consecutive annual sales record since inception, achieving a compound annual growth rate in gold equivalent ounces of 21%.

About Triple Flag

Triple Flag is a pure play, gold‐focused, emerging senior streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 229 assets, including 15 streams and 214 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 29 producing mines and 200 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contacts

Investor Relations:
James Dendle
Senior Vice President, Corporate Development
Tel: +1 (416) 304-9770
Email: ir@tripleflagpm.com

Media:
Gordon Poole, Camarco
Tel: +44 (0) 7730 567 938
Email: tripleflag@camarco.co.uk